UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

20170111

January 26, 2017

Margaret M. Madden
Pfizer Inc.
margaret.m.madden@pfizer.com

Re: Pfizer Inc.
Incoming letter dated December 16, 2016

Dear Ms. Madden:

This is in response to your letters dated December 16, 2016 and January 17, 2017 concerning the shareholder proposal submitted to Pfizer by the National Center for Public Policy Research. We also have received a letter from the proponent dated January 10, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Justin Danhof
National Center for Public Policy Research
jdanhof@nationalcenter.org

January 26, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 16, 2016

The proposal requests that the board report to shareholders Pfizer's assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(7), as relating to Pfizer's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mitchell Austin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Margaret M. Madden
Vice President and Corporate Secretary
Chief Governance Counsel

Pfizer Inc. – Legal Division
235 East 42nd Street, New York, NY 10017
Tel 212 733 3451 Fax 646 563 9681
margaret.m.madden@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

January 17, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2017 Annual Meeting
Supplement to Letter dated December 16, 2016
Relating to Shareholder Proposal of the
National Center for Public Policy Research

Ladies and Gentlemen:

We refer to our letter dated December 16, 2016 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that the shareholder proposal and supporting statement (the "Proposal") submitted by the National Center for Public Policy Research (the "Proponent") may be excluded from the proxy materials to be distributed by Pfizer in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials").

This letter is in response to the letter to the Staff, dated January 10, 2017, submitted by the Proponent (the "Proponent's Letter"), and supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter also is being sent to the Proponent.

The Proponent's Letter characterizes the Proposal as a request for a report on the risks of Pfizer's indirect political spending and activities, rather than a report on the risks of Pfizer's advertising decisions, based on the premise that Pfizer advertises its products through − and thereby financially supports − media outlets whose editorial pages or news organizations may endorse or criticize political candidates or views. The fact that media companies may engage in those activities or news coverage does not change the fact the Proposal relates to Pfizer's decisions with respect to the manner in which Pfizer advertises its products. Although some hypothetical proposal one day may require the Staff to make nuanced judgments about political spending and activities, this Proposal requires no such nuanced judgments. The Proposal is clear in its focus on advertising, which, as demonstrated in the No-Action Request, makes the Proposal excludable as relating to Pfizer's ordinary business operations.

Furthermore, the Proponent's characterization of the Staff having ruled on a substantially similar proposal in *PNC Financial Services Group, Inc.* (Feb. 13, 2013) is strained at best. In that case, the proposal sought a report assessing the greenhouse gas emissions resulting from the company's lending portfolio and its exposure to climate change risk in its lending, investing and financing activities. The company was a bank engaged in the business of providing financing to other companies, and several recipients of the bank's funds were coal producers engaged in mountaintop removal mining where financing provided by PNC related to mining that may contribute to greenhouse gas emissions and climate change. As a result, the Staff declined to permit exclusion under Rule 14a-8(i)(7). The facts in this instance are distinguishable in several significant respects. For the bank, the recipient's intended uses for the borrowed funds are directly related to the bank's judgments concerning underwriting, credit worthiness, risk and lending terms – how the recipient of a loan will use the borrowed funds cannot be divorced from the bank's judgment concerning whether to make the loan and on what terms. Pfizer, on the other hand, is a pharmaceutical company engaged in the business of developing and selling pharmaceutical products to improve peoples' health and well-being. Moneys paid by Pfizer to media organizations for advertising space and time are for the purpose of marketing Pfizer's products and not as a way to finance news coverage, editorial decisions or political opinions of those organizations. Further, the recipients of the bank's funds in *PNC* were engaged in a business activity (*i.e.*, mountaintop removal mining) that directly implicated a non-ordinary business matter (*i.e.*, the significant policy issue of climate change). The media organizations from which Pfizer purchases advertising space and time, on the other hand, are engaged in the business activities attendant to being media companies, which do not inherently implicate any non-ordinary business matters. *PNC* is inapposite to the facts in this instance and has no bearing on whether the Proposal is excludable under Rule 14a-8(i)(7) as relating to Pfizer's ordinary business operations.

Finally, even if, for the sake of argument, the Proposal were to touch upon a non-ordinary business matter – whether a significant policy issue or otherwise – such fact would not preclude exclusion under Rule 14a-8(i)(7). Instead, the question is whether the proposal focuses on a non-ordinary business matter or also deals with matters related to the company's ordinary business operations. *See* Exchange Act Release No. 34-40018 (May 21, 1998). In *PetSmart, Inc.* (Mar. 24, 2011), for example, the proposal called for the company's suppliers to certify that they had not violated certain laws regarding the humane treatment of animals. Even though the Staff had determined that the humane treatment of animals was a non-ordinary business matter, the Staff granted relief to exclude the proposal given that the scope of the laws covered by the proposal were "fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping" and, thus, the proposal also dealt with matters related to the company's ordinary business operations. As in *PetSmart*, even if the Proposal touches on a non-ordinary business matter, the Proposal also deals with Pfizer's product advertising decisions, which are related to Pfizer's ordinary business operations. Therefore, as demonstrated in the No-Action Request, the Proposal is excludable under Rule 14a-8(i)(7).

For the reasons stated above and in the No-Action Request, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2017 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-3451 or Marc S. Gerber of Skadden Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,

Margaret M. Madden

Enclosures

cc: Justin Danhof, General Counsel
National Center for Public Policy Research

NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

January 10, 2017

Via email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of Margaret M. Madden on behalf of Pfizer Inc. (the "Company") dated December 16, 2016, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2017 proxy materials for its 2017 annual shareholder meeting.

RESPONSE TO PFIZER'S CLAIMS

The Proposal asks the Company to report to its shareholders, at a reasonable cost and omitting proprietary information, the Company's assessment of the political activity stemming from its advertising expenditures placed with political outlets and the resultant risks therefrom.

The Company contends that it should be permitted to exclude our Proposal from its 2017 proxy materials because it violates management's prerogative to direct its ordinary business operations under Rule 14a-8(i)(7). In making this argument, the Company has missed the forest for the trees. Our Proposal does not direct any business operations, rather it seeks a report on Pfizer's corporate political activity. In this way, our Proposal is substantially similar to a prior Proposal which the Staff allowed over a Rule 14a-8(i)(7) no-action request. Additionally, the Staff has long recognized that corporate involvement in the political process transcends ordinary business. Also, by its affiliation through advertising with certain political organizations and the risks of those associations, the Company has a clear nexus to the issue of corporate political spending. Finally, corporate political spending/activity is a significant policy issue.

20 F Street, NW Suite 700
Washington, DC 20001
Tel. (202)507-6398
www.nationalcenter.org

For the following reasons, the Company has fallen short of its burden of persuading the Staff that it may omit our Proposal.

Analysis

The Proposal May Not be excluded as Interfering with Ordinary Business Operations Since the Staff Previously Ruled that a Substantially Similar Proposal Did not Interfere with Ordinary Business Operations, It Focuses on the Company's Political Activity and Spending – an Issue that Transcends Ordinary Business, and Corporate Political Activity and Spending is Itself a Significant Policy Issue

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal. Next, the Commission considers the degree to which the proposal seeks to micromanage a company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

Our Proposal seeks an assessment of the Company's political spending and activities as it relates to an identifiable Company operation with a sufficient nexus to Pfizer's business. The Proposal also seeks an analysis of the Company's risk exposure stemming from this political spending.

First, this analysis will review a prior Staff decision that allowed a substantially similar proposal over a substantially similar ordinary business objection. Second, it will evaluate the Staff's precedent confirming that political spending/activity proposals are not excludable under Rule 14a-8(i)(7). Next, it will explain Pfizer's corporate political activity in the form of advertisement dollars spent with political media outlets while also countering the Company's attempt to rewrite our Proposal. Finally, it will show that corporate political spending/activity is a significant policy issue.

I. Our Proposal is Nearly Identical to a Proposal that the Staff Previously Allowed Over a Rule 14a-8(i)(7) Objection

Our Proposal is nearly identical in structure and nature to the proposal in *PNC Financial Services Group, Inc.*, (avail. February 13, 2013). In its no action request, the Company never addresses this Staff decision. Almost the entire list of Staff decisions cited by the Company are irrelevant to the present matter. The proposals in most of those decisions sought to direct a company's advertising choices, they did not address corporate political activity or significant policy issues. Our Proposal seeks a report on the Company's political spending/activity and risk – an issue the Staff has repeatedly allowed over Rule 14a-8(i)(7) objections (see more *infra*). As the Proposal focuses on the Company's financial support of political organizations through advertising dollars, it is not excludable under Rule 14a-8(i)(7).

In *PNC Financial Services Group, Inc.*, the proposal sought a report evaluating the greenhouse gas emissions resulting from PNC's lending practices and the climate change risks related to those activities. As a financial services company, lending and financing are PNC's core business functions. Generally, such a proposal regarding lending decisions would be excludable under Rule 14a-8(i)(7)'s ordinary business analysis. However, the Staff allowed the proposal, noting specifically "[w]e are unable to concur in your view that PNC may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of climate change. Accordingly, we do not believe that PNC may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." While our Proposal discusses a portion of the Company's advertising, it only discusses that portion which involves political spending. This is similar in structure to the *PNC* proposal that sought information about the bank's lending, but only as it related to climate change issues.

Just as Pfizer argues in its letter that the Staff has consistently determined that proposals on advertising are excludable as a violation of ordinary business, PNC cited a slew of Staff decisions that rejected proposals focusing on bank lending and financing. And just as the Staff rejected PNC's argument then, consistency dictates the Staff should find Pfizer's arguments of no moment since our Proposal focuses on a non-excludable issue (political activity) under Rule 14a-8(i)(7).

To see just how similar our Proposal is to the one in *PNC Financial Services Group, Inc.*, (avail. February 13, 2013), a comparison of the two operative sections is instructive. This is the relevant language from the *PNC* proposal:

> [g]iven the broader societal implications of climate change, shareowners request that the Board of Directors report to shareholders by September 2013, at reasonable cost and omitting proprietary information, *PNC's assessment of the greenhouse gas emissions resulting from its lending portfolio and its exposure to climate change risk in its lending, investing, and financing activities*. (Emphasis added).

And here is the relevant language from our Proposal:

> [t]he proponent requests that the Board of Directors report to shareholders by December 2017, at reasonable cost and omitting proprietary information, *Pfizer's assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom*. (Emphasis added).

The thrust of each ask is the same – an assessment of a significant policy issue that is intricately tied to the business operation of a company. Furthermore, the parallels between the two proposals extend beyond the respective language to the surrounding circumstances.

In *PNC*, the proposal focused on certain bank lending to traditional fossil fuel companies. It was this lending, not the bank's entire portfolio, that exposed it to climate change risk according to the proponent. In the same way, our Proposal focuses on a subset of the Company's advertising spending that goes to politicized organizations and consequently exposes the Company to certain risks. Our Proposal does not touch on all the Company's advertising spending, only that money which it doles out to political organizations. Furthermore, the basic risks discussed in the *PNC* decision parallel the risks now facing Pfizer.

In *PNC*, the proponent recited the bank's growing reputational risk of continued lending to certain mining companies. As evidence, the proponent discussed certain protests against banks that were lending to such mining companies. Likewise, our Proposal discusses the backlash that advertisers such as Pfizer face for funding political media organizations. Our Proposal notes that "[s]ome news organizations have faced backlash and even boycotts over political corruption and collusion. Some boycotts have also extended to corporations that advertise on certain news networks. Pfizer's Board should be aware of such risks and inform the shareholders of its findings."

It is also worth noting that the structure of the players in the *PNC* proposal is similar to that in our Proposal. The *PNC* proponent sought an assessment of the bank's exposure to climate change risk based on its financial relationships with certain fossil fuel companies. Our Proposal seeks an assessment of the political activity and risk stemming from Pfizer's financial relationships with certain political media entities.

In *PNC*, the Staff allowed the proposal since it focused on climate change issues. While otherwise interfering with ordinary business operations, the Staff has declared that certain climate change related proposals transcend ordinary business and are therefore not excludable under Rule 14a-8(i)(7). In the same way, the Staff has consistently ruled that proposals, such as ours which are focused on corporate political activity, are non-excludable under Rule 14a-8(i)(7).

II. The Staff Has Consistently Ruled that Proposals Dealing with Corporate Political Spending and Activities are Not Excludable Under Rule 14a-8(i)(7)

The Staff has long been of the opinion that proposals seeking disclosure of corporate political spending, activities and related policies are not excludable as ordinary business. *See generally*, American *Telephone &Telegraph* (avail. January 11,1984) and *Exxon Mobil* (avail. March 5, 2004). Under the umbrella of political activity, the Staff has allowed many different types of proposals. The Staff has also allowed that seek to limit corporate political involvement, that pressure a company favor one political position and that aim to limit indirect corporate activity. The Staff has even allowed proposals seeking to prohibit corporate involvement in the political process.

In *The Procter & Gamble Company* (avail. August 6, 2014), the Staff allowed a proposal that sought to limit the company's political contributions to one political affiliation. The Staff noted that, "[i]n our view, the proposal *focuses primarily on Procter & Gamble's general political activities* and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Procter & Gamble may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." (Emphasis added).

For years, the Staff has also regularly denied exclusion requests where proposals sought to limit corporate involvement in indirect political activity. In recent years, these types of proposals have taken on corporate associations (or even possible associations) with the American Legislative Exchange Council, the U.S. Chamber of Commerce, the National Association of Manufacturers, PhRMA, the Business Roundtable, Airlines for America, the American Petroleum Institute, the Heartland Institute and the National Restaurant Association, just to name a few. For example, in *International Business Machines* (avail. January 24, 2011), the proponent spilled significant ink making sure everyone was aware that its proposal was an attack on IBM's affiliation with the Chamber of Commerce. Despite the proposal's focus on IBM's outside affiliation and indirect political spending, the Staff determined that "[i]n our view, the proposal focuses primarily on IBM's general political activities and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate."

The Staff has even denied exclusion under Rule 14a-8(i)(7) where the proponent sought to have the company adopt a policy that would prohibit it from engaging in any direct or indirect political activity. For example, in *EQT Corp.* (avail. January 23, 2013), the proposal titled "Prohibit Campaign Contributions from Corporate Treasury Funds" asked the company to adopt a policy that would ban the company from getting involved in any direct or indirect political activity. In denying exclusion under the ordinary business exemption, the Staff used the familiar language, stating, "[i]n our view, the proposal focuses primarily on EQT's general political activities and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that EQT may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)."

If completely removing a company's ability to engage in the political arena does not constitute micromanaging of corporate ordinary business, then there is almost nothing within the political activity/spending subject matter that would seem to contravene Rule 14a-8(i)(7).[1] Certainly our Proposal, that merely seeks a report on "Pfizer's assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom," is far less demanding than telling a company whom it can work with politically or that it must cease political spending and activity altogether. Our Proposal only seeks an assessment report on certain political activities.

To recap, the Staff allows proposals that:

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[1] We recognize that the Staff has allowed no-action requests where the proposal sought lobbying reports on very specific political issues and in instances where the Staff felt that the proposals directed the company's actions with respect to certain political positions. Our Proposal does not fall into either of those categories.

- Are generally about corporate political spending and activity;
- Relate to indirect political spending or activity;
- Seek to limit corporate political activity to fund only one political persuasion;
- Seeks to end corporate associations with outside organizations such as the Chamber of Commerce, which the proponents abhor;
- Seeks to eliminate a company's right to engage in political activities altogether.

In this light, our Proposal makes a very minimal request about an identifiable Company operation in which it spends corporate funds to inure to the benefit of political organizations. Since the Company has not denied that it spends Company funds with such political organizations, we urge the Staff to deny Pfizer's request to omit our proposal under Rule 14a-8(i)(7).

III. Company Funds Given to Political Organizations, Whether with Political Media Outlets or Otherwise, is Political Spending

The Company states that it "completely disagrees" with the crux of our Proposal that "Pfizer's advertisements placed with politicized media organizations necessarily means that Company funds or assets are being indirectly used to participate or intervene in political campaigns on behalf of (or in opposition to) candidates for public office, or to influence the general public, or segments thereof, with respect to elections or referendums." The Company offers no evidence to rebut the clear subject matter presented in our Proposal, just a blanket statement that it disagrees with it.

In its no-action letter, the Company mentions advertisements with the *New York Times* and the *Washington Post*. These are two of the largest and most influential newspapers in America. They also happen to directly endorse political candidates for public office.[2] So, since money is fungible, when Pfizer places an advertisement with the *Washington Post* or the *New York Times*, that money contributes to that paper's political endorsement. That's a fact. Outside of these very direct endorsements, outlets such as the *Washington Post*, *New York Times*, ABC and NBC spend considerable page space and air time to promoting political issues and candidates and criticizing others. Again, since money is fungible, when Pfizer pays for an advertisement with one of these outlets, it is contributing to those organizations political activities. Again, that's a fact.

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[2] "New York Times Endorsements Through the Ages," *New York Times*, available at http://www.nytimes.com/interactive/2016/09/23/opinion/presidential-endorsement-timeline.html as of January 8, 2017. *See also*, "The Washington Post's Endorsements for the 2016 Elections," *Washington Post*, October 24, 2016, available at https://www.washingtonpost.com/blogs/post-partisan/wp/2016/10/24/the-washington-posts-endorsements-for-the-2016-elections/?utm_term=.d38b2b286715 as of January 8, 2017.

Since the Staff considers that money spent with the American Legislative Exchange Council, the National Restaurant Association and the Heartland Institute constitute indirect political spending, then, surely money given to major political media outlets constitutes the same. Despite its efforts to promote the restaurant business, most Americans would likely view the *New York Times'* impact on America's body politic as vastly greater than that of the National Restaurant Association's. And despite the Company's protestations, the American public is acutely aware that the mainstream media promotes political agendas.

Trust in the news media is at an all-time low. According to Gallup, less than one-third of Americans have even a basic level of trust in the media.[3] A large part of the blame for this distrust is due to the fact that Americans realize that most news outlets are actually driving ideological agendas that are intended to promote political candidates and causes. According to the Pew Research Center, 74 percent of Americans think the news media is biased and favors one political side over another.[4] Pfizer may disagree with the clear majority of Americans, but it's an outlier in doing so.

More than bias and lack of trust, recent events have also shown much of the American media scheming with certain candidates for public office. Communications made public by WikiLeaks and others show collusion between high-level political operations and certain national news outlet employees – collusion intended to advance the goals of the political operations.

Here is a sampling of some of the headlines generated by WikiLeaks exposure of this high-level collusion:

- "Campaign Collusion: Is CNBC's John Harwood too Close to the Clinton Operation?," *The Hill*, November 7, 2016, available at http://thehill.com/blogs/pundits-blog/media/304686-campaign-collusion-is-cnbcs-john-harwood-too-close-to-the-clinton as of January 8, 2017.
- "WikiLeaks Documents Expose Media Collusion with Clinton Camp." Fox News, November 4, 2016, available at http://video.foxnews.com/v/5197193436001/?#sp=show-clips as of January 8, 2017.
- "E-Mail Shows Stephanopoulos Colluded with Clinton Campaign to Discredit 'Clinton Cash; Author," Media Research Center – NewsBusters, October 13, 2016, available at http://www.newsbusters.org/blogs/nb/brent-baker/2016/10/13/e-mail-shows-stephanopoulos-colluded-clinton-campaign-discredit as of January 8, 2017.
- "WikiLeaks Exposes Media Bias, Clinton Team Cheering ABC's Use of Talking Points," *Washington Times*, October 10, 2016, available at

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[3] Art Swift, "Americans' Trust in Mass Media Sink to New Low," Gallup, September 14, 2016, available at http://www.gallup.com/poll/195542/americans-trust-mass-media-sinks-new-low.aspx as of January 8, 2017.

[4] Amy Mitchell, Jeffrey Gottfried, Michael Barthel, Elisa Shearer, "Trust and Accuracy," Pew Research Center, July 7, 2016, available at http://www.journalism.org/2016/07/07/trust-and-accuracy/ as of January 8, 2017.

http://www.washingtontimes.com/news/2016/oct/10/wikileaks-exposes-media-bias-clinton-team-cheering/ as of January 8, 2017.

- "New WikiLeaks Email Shows Additional Questions Donna Brazile Sent Team Clinton," Mediaite, November 7, 2016, available at http://www.mediaite.com/online/new-wikileaks-email-shows-additional-questions-donna-brazile-sent-team-clinton/ as of January 8, 2017.
- "WikiLeaks Reveals Long List of Media Canoodling with Hillary Clinton," Breitbart, October 14, 2016, available at http://www.breitbart.com/wikileaks/2016/10/14/wikileaks-reveals-long-list-clinton-media-canoodling/ as of January 8, 2017.

This is just a small sample of the volumes that have been written and discussed about the information that WikiLeaks revealed. A Google search for "WikiLeaks media collusion" conducted on January 8, 2016 returned more than 370,000 results. This is a large sum considering that many mainstream news outlets gave the story scant coverage as it revealed numerous embarrassments for many media companies.

To most media consumers, what WikiLeaks exposed was not shocking. It was simply confirmation of a well-known truth that America's mainstream media works to advance political agendas. WikiLeaks merely showed that, sometimes, media organizations work directly with political candidates and entities to do promote political agendas.

If Pfizer wants to deny that America's mainstream press works to promote political agendas, that's its prerogative. We request that the Staff not join the Company in such folly.

IV. In Its No-Action Request the Company Impermissibly Attempts to Modify our Proposal

The only time the Company's no-action request even touches on the primary issue in our Proposal, political activity, is to falsely claim that it doesn't exist. The Company claims we are trying to "recast the Proposal as relating to Pfizer's political activity." We wrote our own proposal and only did so once. Therefore, we can't have possibly recast it. Pfizer's confusion with the English language aside, it is the Company that is trying to alter our Proposal. Pfizer incorrectly claims that we are trying to direct its advertising choices. Nothing in our Proposal suggests anything of the sort.

Among other decisions, Pfizer cites to *FedEx Corp.* (avail. July 7, 2016), in its attempt to prove that our Proposal impermissibly contravenes its ordinary business operations by trying to direct the Company's advertising decisions. Rather than showing that our Proposal is in violation of Rule 14a-8(i)(7), this decision (and many others that the Company cites) shows Pfizer's profound confusion with the Staff's precedent regarding corporate advertising. The Staff permitted exclusion in *FedEx* because the proposal essentially directed the company to stop its sponsorship of the Washington Redskins. In permitting exclusion, the Staff made it clear that it was doing so because "the proposal relates to *the manner in which* FedEx advertises its products and services." (Emphasis added). The Staff has long held the view that proposals cannot direct the manner or content of a company's advertising. Our Proposal makes no effort to direct the time, manner, place, content or any other aspect of the Company's advertising. All our Proposal does is seek an assessment of those dollars that it spends on advertising with political organizations. Nothing in our Proposal would prevent the Company from advertising with any outlet, and in any manner, as it sees fit. The Company's assertion is simply false. The Company then compounds this falsehood by then assigning motivation to our Proposal.

It is here that the Company's no-action request goes from simply off base to wildly inappropriate. Pfizer reaches into our organizational mind and ascribes false motivations to our Proposal. Specifically, the Company claims that "the Proponent disagrees with Pfizer's decision to advertise its products through newspapers such as The New York Times and The Washington Post and national broadcast networks such as ABC and NBC." Our Proposal doesn't say that. The Proposal merely highlights the Staff-allowed policy issue of corporate political spending that is currently placing Pfizer's reputation at risk. As stated above, Pfizer remains perfectly free to advertise in any manner and with any organization it deems appropriate. Our Proposal simply asks that when the Company chooses to do so with a political organization, it provide an assessment to its shareholders.

Our Proposal focuses on the Staff-allowed issue of political spending. The Company is trying to rewrite our Proposal to remove this clear fact. We urge the Staff to rely on the clear language contained within the four corners of our Proposal, and not on the Company's recasting of it.

V. Political Spending and Activity is a Significant Policy Issue

Our Proposal focuses on the significant policy issue of Pfizer's political spending and activity. The Commission has made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E (the "SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues noting that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7)."

The Staff has allowed proposals over ordinary business exclusion requests where the proponent argued that political spending/activity constituted a significant policy issue. For example, in *Home Depot, Inc.*, (avail. March 25, 2011), the Staff denied exclusion under Rule 14a-8(i)(7) where the proponent argued that "[a]t least since the Supreme Court decision in *Citizens United v. FEC, 130 S. Ct. 876 (2010)*, the issue of whether shareholders will be able to hold company management accountable for electioneering spending has become a high-profile social policy issue garnering a high level of interest in the media and in Congress." The Staff has also extended this logic to the sub-issue of direct and indirect lobbying. In *International Business*

Machines (avail. January 24, 2011), the Staff denied exclusion under Rule 14a-8(i)(7) where the proponent argued that "[g]rassroots lobbying is an attempt to influence the general public, or segments thereof, with respect to elections, legislative matters or referenda. (See 26 U.S.C. section 162(e)). Extensive coverage in major national media outlets demonstrates that corporate lobbying has become a significant social policy issue."

The national discussion over corporate political spending has not dissipated since these Staff decisions. The Company has put forward no argument regarding the issue. Corporate political activity continues to be a major topic of public and political debate. It was a major topic of debate in the 2016 presidential election. The SEC has been inundated with requests regarding corporate disclosure of political activity.

For the above reasons, we urge the Staff to find that our Proposal may not be omitted under Rule 14a-8(i)(7).

Conclusion

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject Pfizer's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-507-6398 or email me at JDanhof@nationalcenter.org.

Sincerely,

Justin Danhof, Esq.

cc: Margaret M. Madden, Pfizer Inc.

Margaret M. Madden
Vice President and Corporate Secretary
Chief Governance Counsel

Pfizer Inc. – Legal Division
235 East 42nd Street, New York, NY 10017
Tel 212 733 3451 Fax 646 563 9681
margaret.m.madden@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

December 16, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2017 Annual Meeting
Omission of Shareholder Proposal of the
National Center for Public Policy Research

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Pfizer Inc., a Delaware corporation ("Pfizer"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the National Center for Public Policy Research (the "Proponent"), from the proxy materials to be distributed by Pfizer in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Pfizer's intent to omit the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if it submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The Proposal's resolution and supporting statement are copied below:

> **Resolved:** The proponent requests that the Board of Directors report to shareholders by December 2017, at reasonable cost and omitting proprietary information, Pfizer's assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom.
>
> **Supporting Statement**
>
> Communications made public by WikiLeaks show collusion between high-level political personnel and certain national news outlet employees. Such news outlets caught engaging in this unethical behavior include CNBC, *New York Times*, CNN, *Politico*, *Washington Post*, NBC and ABC. Pfizer has paid some of these news outlets for advertising space and time.
>
> Some news organizations have faced backlash and even boycotts over political corruption and collusion. Some boycotts have also extended to corporations that advertise on certain news networks. Pfizer's Board should be aware of such risks and inform the shareholders of its findings.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur with Pfizer's view that the Proposal may be excluded from the 2017 proxy materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to Pfizer's ordinary business operations.

III. Background

On November 15, 2016, Pfizer received the Proposal, accompanied by a cover letter from the Proponent dated November 14, 2016. On November 21, 2016, after confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), Pfizer sent a letter to the Proponent (the "Deficiency Letter") that requested a written statement from the record owner of its shares verifying that it had beneficially owned the requisite number of shares of Pfizer common stock continuously for at least one year as of the date the Proposal was submitted. Additionally, on November 22, 2016, Pfizer received a letter from UBS Financial Services dated November 21, 2016, regarding the Proponent's ownership of Pfizer common stock (the "Broker Letter"). After receiving the Broker Letter, Pfizer sent a revised deficiency letter to the Proponent on November 23, 2016 (the "Revised Deficiency Letter"). On December 6, 2016, Pfizer received a letter from the Proponent regarding the requested proof of ownership. On December 7, 2016, Pfizer received a second letter from UBS Financial Services (the "Second Broker Letter"). Copies of the Proposal, cover letter, Deficiency Letter, Broker Letter, Revised Deficiency Letter, Second Broker Letter and related correspondence are attached hereto as <u>Exhibit A</u>.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to Pfizer's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

In accordance with these principles, the Staff consistently has permitted exclusion of shareholder proposals under Rule 14a-8(i)(7) when those proposals relate to the manner in which a company advertises its products. *See, e.g.*, *FedEx Corp.* (July 7, 2016) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a report "describing legal steps [the company] has taken and/or could take to distance itself from the Washington D.C. NFL team name" controversy, noting that "the proposal relates to the manner in which [the company] advertises its products and services"); *FedEx Corp.* (July 11, 2014) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting, among other things, a report "addressing how [the company] can better respond to reputational damage from its association with the Washington D.C. NFL franchise team name controversy," noting that "the proposal relates to the manner in which [the company] advertises its products and services"); *PepsiCo, Inc.* (Jan. 10, 2014) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company issue a public statement indicating that a commercial for the company's product was presented in poor taste, noting that "the proposal relates to the manner in which [the company] advertises its products"); *PG&E Corp.* (Feb. 14, 2007) (permitting exclusion under Rule 14a-8(i)(7) of a proposal instructing the company to, among other things, "cease immediately its current advertising campaign promoting solar or wind as desirable sources of energy for conversion to electricity," noting that the proposal relates to the company's "ordinary business operations (i.e., the manner in which a company advertises its products)"); *General Electric Co.* (Jan. 18, 2005) (permitting exclusion under Rule 14a-8(i)(7) of a proposal providing that the company shall not expend funds "for advertising in any TV or radio station or newspaper, brought to [the company's] attention, that carries any statement advocating firearm control legislation," noting that the proposal relates to the company's "ordinary business operations (i.e., the manner in which a company advertises its products)"); *The Quaker Oats Company* (Mar. 16, 1999) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company condemn demeaning programming it sponsored and strengthen its review of proposed advertising, noting that the proposal relates to the company's "ordinary business operations (i.e., the manner in which a company advertises its products)").

In this instance, the Proposal clearly focuses on the manner in which Pfizer advertises its products. The resolution contained in the Proposal seeks a report on Pfizer's assessment of its exposure to risk resulting from its advertising choices. The supporting statement then describes the risk of boycotts on corporations that advertise on certain news networks. Recognizing the Staff's long-standing view that proposals relating to how a company advertises its products are excludable under Rule 14a-8(i)(7), the Proponent attempts to recast the Proposal as relating instead to Pfizer's "political activity resulting from its advertising," apparently in the hope that the mere incantation of the word "political" will place the Proposal in the company of proposals involving political spending activities that often do not implicate ordinary business matters. *See, e.g.*, *FirstEnergy Corp.* (Feb. 19, 2015) (declining to permit exclusion under Rule 14a-8(i)(7) of a proposal requesting an annual report on, among other things, the company's membership in and payment to any tax-exempt organizations that write or endorse model legislation, noting that the proposal focused primarily on the company's "general political activities").

While Pfizer completely disagrees with the Proposal's assertion that "Pfizer's advertisements placed with politicized news media organizations necessarily means that company funds or assets are being indirectly used to participate or intervene in political [activities]," that assertion does not change the fact that the Proposal questions Pfizer's choices of how and where to advertise its products, which is an ordinary business matter. In particular, the Proposal takes issue with certain news media organizations and Pfizer's decision to purchase advertising space and time from some of those organizations. In this regard, the Proposal is comparable to the proposal excluded in *FedEx Corp*. (July 7, 2016). In that instance, the proponent disagreed with the company's decision to advertise its products and services through the stadium naming rights of the Washington D.C. NFL team, which the proponent viewed as offensive. In the current situation, the Proponent disagrees with Pfizer's decision to advertise its products through newspapers such as The New York Times and The Washington Post and national broadcast networks such as ABC and NBC, which the Proponent views as having political agendas. The essence of both proposals relates to a company's decisions regarding the manner in which it advertises its products and services. In this way, the Proposal is nothing more than a thinly veiled attempt to influence Pfizer's choice of news media organizations from which it purchases product advertising space and time. Such decisions on the manner in which Pfizer advertises its products are fundamental to Pfizer's day-to-day operations and cannot, as a practical matter, be subject to direct shareholder oversight.

Accordingly, consistent with the precedent described above, the Proposal should be excluded from Pfizer's 2017 proxy materials pursuant to Rule 14a-8(i)(7) as relating to ordinary business operations.

V. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2017 proxy materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-3451 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Margaret M. Madden

Enclosures

cc: Justin Danhof, General Counsel
National Center for Public Policy Research

<u>EXHIBIT A</u>

(see attached)

NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH
Justin Danhof, Esq.
General Counsel and Director of the Free Enterprise Project
20 F Street, NW Suite 700
Washington, DC 20001
Office: (202)507-6398
Mobile: (603)557-3873
jdanhof@nationalcenter.org

Via FedEx

November 14, 2016

Margaret M. Madden, Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Dear Ms. Madden,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Pfizer Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Pfizer Inc. stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2017 annual meeting of shareholders. A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 20 F Street, NW, Suite 700, Washington, DC 20001 and emailed to JDanhof@nationalcenter.org.

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal

RECEIVED
NOV 1 5 2016
PFIZER
CORPORATE GOVERNANCE DEPT

Political Risk Exposure

Whereas, the U.S. Securities and Exchange Commission has consistently ruled that corporate political spending/activity is a significant policy issue.

Pfizer has a strong record of providing transparency regarding its direct political spending.

Numerous news stories regarding communications exposed by WikiLeaks show that much of the American news media is working directly with political actors to advance specific political agendas. Therefore, the company's financial support of such news outlets through advertising is indirect political spending.

The U.S. Securities and Exchange Commission has also consistently ruled that indirect spending on politics and lobbying is a significant policy issue.

Financial support for such politicized media outlets exposes the company to financial and reputational risk. Many Americans might perceive such spending as supporting or endorsing certain political candidates or causes. Pfizer's advertisements placed with politicized media organizations necessarily means that company funds or assets are being indirectly used to participate or intervene in political campaigns on behalf of (or in opposition to) candidates for public office, or to influence the general public, or segments thereof, with respect to elections or referendums.

Pfizer has spent company funds on advertisements with politicized news organizations.

Resolved: The proponent requests that the Board of Directors report to shareholders by December 2017, at reasonable cost and omitting proprietary information, Pfizer's assessment of the political activity resulting from its advertising and its exposure to risk resulting therefrom.

Supporting Statement

Communications made public by WikiLeaks show collusion between high-level political personnel and certain national news outlet employees. Such news outlets caught engaging in this unethical behavior include CNBC, *New York Times*, CNN, *Politico*, *Washington Post*, NBC and ABC. Pfizer has paid some of these news outlets for advertising space and time.

Some news organizations have faced backlash and even boycotts over political corruption and collusion. Some boycotts have also extended to corporations that advertise on certain news networks. Pfizer's Board should be aware of such risks and inform the shareholders of its findings.

RECEIVED
NOV 1 5 2016
PFIZER
CORPORATE GOVERNANCE DEPT

Suzanne Y. Rolon
Director – Corporate Governance
Legal Division

Pfizer Inc.
235 East 42nd Street, 19/6, New York, NY 10017
Tel +1 212 733 5356 Fax +1 212 573 1853
suzanne.y.rolon@pfizer.com

Via FedEx

November 21, 2016

Justin Danhof, Esq.
General Counsel and Director of the Free Enterprise Project
The National Center for Public Policy Research
20 F Street NW, Suite 700
Washington, DC 20001

Re: Shareholder Proposal for 2017 Annual Meeting of Shareholders: Political Risk Exposure

Dear Mr. Danhof:

This letter will acknowledge receipt on November 15, 2016 of the letter dated November 14, 2016 from The National Center for Public Policy Research (the "proponent") to Pfizer Inc. submitting a shareholder proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") for consideration at our 2017 Annual Meeting of Shareholders.

Rule 14a-8(b) of the Exchange Act provides that the proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of the company's common stock that would be entitled to be voted on the proposal for at least one year, preceding and including November 14, 2016, the date the proposal was submitted to the company.

Our records indicate that the proponent is not a registered holder of Pfizer common stock. Please provide a written statement from the record holder of the proponent's shares (usually a bank or broker) and a participant in the Depository Trust Company (DTC) verifying that, at the time the proposal was submitted, which was November 14, 2016, the proponent had beneficially held the requisite number of shares of Pfizer common stock continuously for at least one year preceding and including November 14, 2016.

Sufficient proof may be in the form of a written statement from the record holder of the proponent's shares (usually a broker or bank) and a participant in the Depository Trust Company (DTC)[1] verifying that, at the time the proposal was submitted, the proponent continuously held the requisite number of shares for at least one year.

If the broker or bank holding the proponent's shares is not a DTC participant, the proponent also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the proponent's broker or bank. If the DTC participant knows the proponent's broker or bank's holdings, but does not know the proponent's holdings, the proponent can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the proponent's broker or bank confirming the proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

Once we receive any response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for our 2017 Annual Meeting of Shareholders. We reserve the right to seek relief from the SEC as appropriate.

We will reach out soon to arrange a convenient time to speak. If you have any questions, please feel free to contact me directly.

Sincerely,

Suzanne Y. Rolon

cc: Margaret M. Madden, Pfizer Inc.

Attachment

---

1 In order to determine if the broker or bank holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/client-center/dtc-directories.

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

RECEIVED
NOV 2 2 2016
PFIZER
CORPORATE GOVERNANCE DEPT

Via FedEx

November 21, 2016

Margaret M. Madden
Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Dear Ms. Madden,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research to Pfizer on November 14, 2016.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center for Public Policy Research, 20 F Street, NW, Suite 700, Washington, DC 20001 and emailed to JDanhof@nationalcenter.org.

Sincerely,

Justin Danhof, Esq.

Enclosure: Ownership Letter

NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH
Justin Danhof, Esq.
General Counsel and Director of the Free Enterprise Project
20 F Street, NW Suite 700
Washington, DC 20001
Office (202)507-6398

20 F Street, NW Suite 700
Washington, DC 20001
Tel. (202)507-6398
www.nationalcenter.org

UBS

UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel. 855-594-1054
http://www.ubs.com/team/cfsgroup

CFS Group

Anthony Connor
Senior Vice President – Wealth Management
Portfolio Management Program

Bryon Fusini
Senior Vice President – Wealth Management
Financial Advisor

Richard Stein
Senior Wealth Strategy Associate

Dianne Scott
Sr. Registered Client Service Associate

www.ubs.com

Ms. Margaret M. Madden, Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, New York 10017

November 21, 2016

Confirmation: Information regarding the account of The National Center for Public Policy Research

Dear Ms. Madden,

The following client has requested UBS Financial Services Inc. to provide you with a letter of reference to confirm its banking relationship with our firm.

The National Center for Public Policy Research has been a valued client of ours since October 2002 and as of the close of business on 11/14/2016, the National Center for Public Research held, and has held continuously for at least one year 80 shares of the Pfizer Inc. common stock. UBS continues to hold the said stock.

Please be aware this account is a securities account not a "bank" account. Securities, mutual funds and other non-deposit investment products are not FDIC-insured or bank guaranteed and are subject to market fluctuation.

Questions
If you have any questions about this information, please contact Dianne Scott at (202) 585-5412.

UBS Financial Services is a member firm of the Securities Investor Protection Corporation (SIPC).

Sincerely,

Dianne Scott
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research

Suzanne Y. Rolon
Director – Corporate Governance
Legal Division

Pfizer Inc.
235 East 42nd Street, 19/6, New York, NY 10017
Tel +1 212 733 5356 Fax +1 212 573 1853
suzanne.y.rolon@pfizer.com

Via FedEx

November 23, 2016

Justin Danhof, Esq.
General Counsel and Director of the Free Enterprise Project
The National Center for Public Policy Research
20 F Street NW, Suite 700
Washington, DC 20001

Re: Shareholder Proposal for 2017 Annual Meeting of Shareholders: Political Risk Exposure

Dear Mr. Danhof:

This letter will acknowledge receipt on November 22, 2016 of the letter dated November 21, 2016 from The National Center for Public Policy Research (the "proponent") to Pfizer Inc. submitting proof of ownership pursuant to Rule 14a-8(b) of the Securities Exchange Act of 1934 (the "Exchange Act").

Rule 14a-8(b) of the Exchange Act provides that the proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of the company's common stock that would be entitled to be voted on the proposal for at least one year, preceding and including November 14, 2016, the date the proposal was submitted to the company.

Our records indicate that the proponent is not a registered holder of Pfizer common stock. You have provided a letter on the proponent's behalf from UBS Financial Services Inc. indicating ownership of shares of Pfizer common stock for the one year prior to November 21, 2016. However, as the date of submission of the proposal was November 14, 2016, there is a gap in the period of ownership covered by the letter, which establishes a continuous period of ownership for the one year period preceding and including November 21, 2016, rather than the one year period preceding and including November 14, 2016.

Accordingly, please provide a written statement from the record holder of the proponent's shares (usually a bank or broker) and a participant in the Depository Trust Company (DTC) verifying that, at the time the proposal was submitted, which was November 14, 2016, the proponent had beneficially held the requisite number of shares of Pfizer common stock continuously for at least one year preceding and including November 14, 2016.

Sufficient proof may be in the form of a written statement from the record holder of the proponent's shares (usually a broker or bank) and a participant in the Depository Trust Company (DTC)[1] verifying that, at the time the proposal was submitted, the proponent continuously held the requisite number of shares for at least one year.

If the broker or bank holding the proponent's shares is not a DTC participant, the proponent also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the proponent's broker or bank. If the DTC participant knows the proponent's broker or bank's holdings, but does not know the proponent's holdings, the proponent can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the proponent's broker or bank confirming the proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

Once we receive any response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for our 2017 Annual Meeting of Shareholders. We reserve the right to seek relief from the SEC as appropriate.

If you have any questions, please feel free to contact me directly.

Sincerely,

Suzanne Y. Rolon

cc: Margaret M. Madden, Pfizer Inc.

Attachment

---

1 In order to determine if the broker or bank holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/client-center/dtc-directories.

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Via Email

December 6, 2016

Suzanne Rolon
Director – Corporate Governance
Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

RE: Shareholder Proposal of the National Center for Public Policy Research

Dear Ms. Rolon,

I am writing in response to your letters dated November 21 and November 23 regarding the ownership materials submitted in conjunction with the National Center for Public Policy Research's shareholder proposal that was submitted to Pfizer on November 14, 2016. There seems to be some confusion regarding the dates contained in our broker's letter.

The letter from our broker, UBS Financial Services, is dated November 21, 2016. However, that letter clearly states that as of November 14, 2016 (the date we submitted the shareholder proposal), that UBS held (and has continuously held) the requisite amount of Pfizer stock on our behalf for a full year prior to that date. The letter also makes clear that UBS still holds that stock. Specifically, the letter states "as of the close of business on 11/14/16, the National Center for Public Policy Research held, and has continuously held for at least one year 80 shares of Pfizer Inc. common stock."

Your letter dated November 23, 2016 incorrectly states that the broker letter only speaks to our Pfizer ownership from November 21, 2015 to November 21, 2016.

I would be happy to discuss this by phone to clear up any confusion. Feel free to call me on my cell phone at 603-557-3873.

Sincerely,

Justin Danhof, Esq.

20 F Street, NW Suite 700
Washington, DC 20001
Tel. (202)507-6398
www.nationalcenter.org

UBS

UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel. 855-594-1054
http://www.ubs.com/team/cfsgroup

CFS Group

Anthony Connor
Senior Vice President – Wealth Management
Portfolio Management Program

Bryon Fusini
Senior Vice President – Wealth Management
Financial Advisor

Richard Stein
Senior Wealth Strategy Associate

Dianne Scott
Sr. Registered Client Service Associate

www.ubs.com

Ms. Margaret M. Madden, Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, New York 10017

December 7, 2016

Confirmation: Information regarding the account of The National Center for Public Policy Research

Dear Ms. Madden,

The following client has requested UBS Financial Services Inc. to provide you with a letter of reference to confirm its banking relationship with our firm.

The National Center for Public Policy Research has been a valued client of ours since October 2002. As of the close of business on 11/14/2016, the National Center for Public Research held, and has held continuously for at least one year 80 shares of the Pfizer Inc. common stock. UBS continues to hold the said stock.

Please be aware this account is a securities account not a "bank" account. Securities, mutual funds and other non-deposit investment products are not FDIC-insured or bank guaranteed and are subject to market fluctuation.

Questions
If you have any questions about this information, please contact Dianne Scott at (202) 585-5412.

UBS Financial Services is a member firm of the Securities Investor Protection Corporation (SIPC).

Sincerely,

Dianne Scott
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research